Exhibit 99.B(m)(3)(d)

SCHEDULE I

TO THE AMENDED AND RESTATED DISTRIBUTION AND SERVICE PLAN

CLASS R SHARES

DATED JANUARY 17, 2003

OF THE VICTORY PORTFOLIOS

This Plan shall be adopted with respect to Class R Shares of the following Funds of The Victory Portfolios:

Rate*
1. Balanced Fund	0.50%
2. Diversified Stock Fund	0.50%
3. Established Value Fund	0.50%
4. Focused Growth Fund	0.50%
5. Fund for Income	0.25%
6. Small Company Opportunity Fund	0.50%
7. Special Value Fund	0.50%
8. Value Fund	0.50%

Amended as of December 14, 2005

*                                         Expressed as a percentage of the average daily net assets of each Fund attributed to its Class R Shares.